                         September 16, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nuveen Georgia Dividend Advantage Municipal Fund 2 (the “Registrant”); File No. 811-21152

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares and preferred shares in connection with the reorganization of Nuveen Georgia Dividend Advantage Municipal Fund and Nuveen Georgia Premium Income Municipal Fund into Nuveen Georgia Dividend Advantage Municipal Fund 2.

Please contact the undersigned at (312) 609-7727 if you have questions or comments regarding the filing.

                         Very truly yours,

                         /s/Mark A. Diomede